March 8, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Preliminary Proxy Statement on Schedule 14A (File Nos. 811-05740, 811-
05498, 811-07626, and 811-05452), filed with the Securities and Exchange Commission
(the “Commission”) on February 13, 2019 (the “Proxy Statement”), of Putnam Managed
Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal
Opportunities Trust and Putnam Premier Income Trust (each a “Fund” and collectively, the
“Funds”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me and Yana Guss of Ropes & Gray LLP on behalf of the staff of the Commission (the “Commission Staff”) on Monday, February 25, 2019 regarding the Proxy Statement. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Funds’ response.

1. Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Fund has revised the Proxy Statement to provide all material information and to remove all brackets.

2. Comment: On page 4 of the Proxy Statement in the section “A message from Putnam Investments and the Trustees of the Putnam Funds”, the Proxy Statement discloses that shareholders will be asked to vote on “Fixing the number of Trustees at 11.” Please disclose whether this is a change from the current Board of Trustees.

Response: We have made the requested change and clarified that each fund currently has 11 Trustees on its Board of Trustees. Further, on page 8 we have added the following statement: “At each fund’s 2018 annual meeting, shareholders approved fixing

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the number of Trustees on your fund’s Board at 12. One Trustee has since retired from the Board.”

3. Comment: On page 4 of the Proxy Statement in the section “A message from Putnam Investments and the Trustees of the Putnam Funds”, the Proxy Statement discloses that “Putnam Managed Municipal Income Trust’s governing documents require the fund to submit for a shareholder vote a proposal to convert the fund to an open-end investment company if the fund’s shares trade at a discount from net asset value (“NAV”) that exceeds a prescribed threshold over a specified time period.” Please describe the “prescribed threshold” that triggers the proposal.

Response: We have made the requested change.

4. Comment: In the body of the Proxy Statement under the heading “The Proposals,” please add an explanation of the consequences if items 1a and 1b fail at the shareholder meeting.

Response: In regard to Proposal 1a, we have inserted the following statement: “If proposal 1a is not approved, each fund is expected to continue to have 11 Trustees on its Board, as there are 11 Trustees currently serving and nominated for election.”

In regard to Proposal 1b, we respectfully decline to make the requested change given that there are 11 Trustee nominees and the voting requirement for election of Trustees is a plurality, meaning the greatest number of affirmative votes cast.

5. Comment: The Commission Staff notes that Item 22(b)(1) of Schedule 14A requires the disclosure of a Trustee’s “Principal Occupation(s) During Past 5 Years” and “Other Directorships Held by Director.” Please remove from the table provided in response to Item 22(b)(1) any information that is not required by this Item.

Response: We have deleted the requested information.

6. Comment: On page 17 of the Proxy Statement in the section “How large a stake do the Trustees have in the Putnam family of funds?”, the Proxy Statement states “As of December 31, 2018, to the knowledge of your fund, each Trustee, and the officers and Trustees of the fund as a group, owned less than 1% of each fund’s outstanding common shares.” Please remove the qualifier or explain supplementally why the qualifier is included in this sentence.

Response: We have made the requested change.

7. Comment: On page 24 of the Proxy Statement in the section “Why are the Trustees recommending a vote against this proposal?”, please clarify what would be the result of voting against the proposal.

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Response: We respectfully note that a discussion of the consequences of the proposal not being approved is included on page 33 of the Proxy Statement under the heading “If the conversion is not approved, will Putnam Managed Municipal Income Trust continue in its current form?”

8. Comment: On page 24 of the Proxy Statement in the section “Why are the Trustees recommending a vote against this proposal?”, please clarify whether the Trustees considered factors which would support the conversion of Putnam Managed Municipal Income Trust to an open-end fund.

Response: We respectfully note that a discussion of the factors both supporting and weighing against a conversion of Putnam Managed Municipal Income Trust to an open-end fund is included on pages 27-29 of the Proxy Statement under the heading “What options have the Trustees considered in formulating their recommendation?”

9. Comment: On page 25 of the Proxy Statement in the section “Performance relative to comparable open-end fund,” the Proxy Statement discloses: “Moreover, Putnam Management has advised the Trustees of its belief that, while past performance does not predict future returns and while the investment strategies pursued by, and the performance of, Putnam Managed Municipal Income Trust may diverge materially from that of Putnam Tax-Free High Yield in the future, to the extent that the outperformance of Putnam Managed Municipal Income Trust is due to the investment advantages of its closed-end structure, it is reasonably likely to continue.” Please consider deleting this sentence in light of the limitations of comparing the performance an open-end and closed-end fund or supplementally explain why it is appropriate to include this disclosure.

Response: Putnam Management respectfully notes that the comparison of the performance of Putnam Managed Municipal Income Trust and Putnam Tax-Free High Yield Fund is instructive because Putnam Managed Municipal Income Trust has employed since inception an investment strategy that is similar to that of Putnam Tax-Free High Yield Fund. Putnam Management acknowledges that any comparison between an open-end fund and a closed-end fund has limitations. The proxy statement discusses these limitations on page 25, noting, among other things, that the outperformance of the Fund may reasonably be attributed to the investment advantages associated with its closed-end structure, including the Fund’s use of leverage. We respectfully decline to delete the highlighted sentence.

10. Comment: On page 26 of the Proxy Statement under the heading “What does it mean when fund shares trade at a discount?”, the Proxy Statement discloses that “As indicated in the table below, while Putnam Managed Municipal Income Trust’s common shares have traded at a discount to their NAV over more recent periods, the discount has fluctuated over time, and at times the fund’s shares have traded at a premium to NAV.” The Commission Staff notes that there is only one annualized period in the table below this statement which shows the Fund trading at a premium to NAV. Please remove this

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statement or clarify in the disclosure that the Fund only traded at a premium to NAV on an annualized basis in 2012.

Response: We respectfully decline to make the requested change. The highlighted sentence is intended to address various periods, not only the average discount/premium in a calendar year. As such, the clause “… the discount has fluctuated over time, and at times the fund’s shares have traded at a premium to NAV” is accurate and consistent with the table that appears immediately below, which shows that during the years 2010 – 2013 the fund traded at a premium to NAV at times.

11. Comment: Please explain supplementally how Putnam Tax-Free High Yield Fund was selected as the possible merger candidate for Putnam Managed Municipal Income Trust.

Response: Putnam Management selected Putnam Tax-Free High Yield Fund as a possible merger candidate for a variety of reasons, including that Putnam Managed Municipal Income Trust has employed since inception an investment strategy that is similar to that of Putnam Tax-Free High Yield Fund. Putnam Management also believes that such a merger transaction would be expected to provide Putnam Managed Municipal Income Trust shareholders modest expense ratio savings due to the somewhat larger size of Putnam Tax-Free High Yield Fund, noting that the ongoing expense ratio saving were modest when considered in light of the loss of potential investment advantages that shareholders might realized in a closed-end fund relative to an open-end fund.

12. Comment: On page 27 of the Proxy Statement under the heading “Open-Ending Merger”, please clarify whether redemption of preferred shares would be required before a conversion to an open-end fund. Please also clarify the number of currently outstanding preferred shares of Putnam Managed Municipal Income Trust.

Response: We note that page 27 of the Proxy Statement provides that “Since Putnam Managed Municipal Income Trust would be required to redeem its preferred shares prior to an open-end merger, Putnam Managed advised the Trustees that it anticipated … meaningful transaction costs associated with selling securities to redeem its preferred shares.” The number of Putnam Managed Municipal Income Trust preferred shares outstanding as of February 5, 2019 is 240 Series A and 1,507 Series C preferred shares, as provided on page 41 of the Proxy Statement.

13. Comment: On page 29 of the Proxy Statement under the heading “How do the Trustees address trading discounts while maintaining the closed-end structure?”, the Proxy Statement discloses that “While these actions may have had a temporary effect on Putnam Managed Municipal Income Trust’s trading discount, there is little industry experience that would suggest a long-term impact.” Please consider bolding this statement for emphasis.

Response: We respectfully decline to make this change.

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14. Comment: On page 29 of the Proxy Statement under the heading “Repurchases of Fund shares”, please clarify that Putnam Managed Municipal Income Trust’s sunroofing provision was triggered in spite of ongoing share repurchases.

Response: We respectfully decline to make the requested change. The proxy statement discloses the repurchases of Fund shares under the repurchase program, in addition to other actions that the Trustees have taken over the years in an effort to reduce or eliminate trading discounts. These actions are discussed separately from the sunroofing provision of the Fund’s declaration of trust, making it clear that notwithstanding the Trustees’ efforts to reduce the trading discount, shareholders are being asked to vote in response because the sunroofing provision was triggered.

15. Comment: On page 31 of the Proxy Statement under the heading “Dividend reinvestment”, the Proxy Statement discloses that “If Putnam Managed Municipal Income Trust were to convert to open-end status, shareholders would no longer be able to reinvest dividends at a price below NAV per share during times when shares are trading at a discount to NAV.” Please clarify that shares of open-end funds trade only at NAV.

Response: We have added language clarifying that shares of open-end funds may only be purchased and redeemed at NAV.

16. Comment: On page 31 of the Proxy Statement under the heading “Distribution expenses”, the Proxy Statement discloses that “If shareholders approve a conversion to open-end status, in order to increase assets, the Trustees would likely consider commencing a continuous offering of shares of Putnam Managed Municipal Income Trust.” Please clarify what other actions the Trustees might consider if they do not choose to commence a continuous offering of shares.

Response: We respectfully decline to make the requested change. The sentence “… the Trustees would likely consider commencing a continuous offering of shares of Putnam Managed Municipal Income Trust” is intended to indicate the Trustees could consider liquidation, merger or other potential actions upon recommendation of Putnam Management. As the Trustees have no present intention to consider or approve such actions, we respectfully decline to discuss them further at this time.

17. Comment: On page 32 of the Proxy Statement under the heading “Timing”, please disclose who would bear the costs of open-ending Putnam Managed Municipal Income Trust.

Response: We have made the requested change and added disclosure stating that the shareholders of Putnam Managed Municipal Income Trust would bear the costs of open-ending the Fund.

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I believe that this letter addresses the Commission Staff’s comments. Any questions on the Proxy Statement filing or with respect to this comment response letter may be directed to the undersigned. Thank you for your assistance.

Sincerely yours,

Venice Monagan
Putnam Investments

cc:	Yana Dobkin Guss, Ropes & Gray LLP